

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Alex Hawkins
Chief Operating Officer / Chief Financial Officer
Stryve Foods, Inc.
5801 Tennyson Parkway, Suite 275
Plano, TX 75024

      Re: Stryve Foods, Inc.
          Registration Statement on Form S-3
          Filed June 30, 2023
          File No. 333-273078

Dear Alex Hawkins:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alex King at 202-551-8631 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing